UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under

Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 8)

Sauer-Danfoss Inc.

(Name of the Issuer)

Sauer-Danfoss Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010

(515) 239-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher
Stephen Fraidin
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.
☒	c. A tender offer.
☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$164,634,666	$11,738.46

*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc. (the “Company”) not beneficially owned by Danfoss A/S, a corporation organized under the laws of Denmark, and its subsidiaries (the “Danfoss Group”), at a purchase price of $14.00 per Share, net to the seller in cash.  As of March 12, 2010, 48,389,406 Shares were outstanding, of which 36,629,787 are held by the Danfoss Group.  Accordingly, this calculation assumes the purchase of 11,759,619 Shares.

**The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,738.46
Form or Registration No.:	Schedule TO (Amendment No. 5) (File No. 005-55771)
Filing Party:	Danfoss Acquisition, Inc., a wholly owned subsidiary of Danfoss A/S
Date Filed:	April 12, 2010

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION CONTEMPLATED HEREIN; PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PURPOSE OF AMENDMENT

This Amendment No. 8 amends and supplements that certain Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on March 19, 2010 (as previously amended, restated and supplemented, the “Schedule 13E-3”) by Sauer-Danfoss Inc., a Delaware corporation, relating to the offer by Danfoss Acquisition, Inc. a Delaware corporation and a wholly-owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark, to purchase all outstanding shares of common stock, par value $0.01 per share, of Sauer-Danfoss Inc., a Delaware corporation, not owned by Danfoss A/S and its subsidiaries at $14.00 per share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated March 10, 2010, as subsequently amended and supplemented, and in the related Letter of Transmittal, each as originally filed with the Tender Offer Statement and Rule 13e-3 Transaction Statement under the cover of Schedule TO by Purchaser with the Securities and Exchange Commission (the “SEC”) on March 10, 2010, as subsequently amended and supplemented.

The information in the Schedule 13E-3 is incorporated in this Amendment No. 8 by reference to all of the applicable items in the Schedule 13E-3, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 13E-3.

SPECIAL FACTORS

Item (c) under the subsection “Purposes, Alternatives, Reasons and Effects” is hereby deleted in its entirety and replaced with the following:

(c)          Reasons.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee With Respect to the Increased Offer and the Special Committee’s Withdrawal of its Recommendation With Respect to the Offer” and “Item 4. The Solicitation or Recommendation— Summary of the Updated Financial Analysis of the Special Committee’s Financial Advisor” is incorporated herein by reference.

Item (b) under the subsection “Fairness of the Transaction” is hereby deleted in its entirety and replaced with the following:

(b)         Factors Considered in Determining Fairness.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee With Respect to the Increased Offer and the Special Committee’s Withdrawal of its Recommendation With Respect to the Offer” and “Item 4. The Solicitation or Recommendation— Summary of the Updated Financial Analysis of the Special Committee’s Financial Advisor” and the information set forth in Exhibits (a)(5)(A), (a)(5)(G), (a)(5)(J) and (a)(5)(K) attached hereto is incorporated herein by reference.  The safe harbor provisions in Exhibit (a)(5)(G), (a)(5)(J) and (a)(5)(K) do not apply to any forward-looking statements the Company makes in connection with the Offer.

Item (d) under the subsection “Fairness of the Transaction” is hereby deleted in its entirety and replaced with the following:

(d)         Unaffiliated Representative.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation— Reasons for the Recommendation of the Special Committee With Respect to the Increased Offer and the Special Committee’s Withdrawal of its Recommendation With Respect to the Offer” is incorporated herein by reference.

Item (f) under the subsection “Fairness of the Transaction” is hereby deleted in its entirety and replaced with the following:

(f)           Other Offers.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation— Reasons for the Recommendation of the Special Committee With Respect to the Increased Offer and the Special

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Committee’s Withdrawal of its Recommendation With Respect to the Offer —Strategic Alternatives” is incorporated herein by reference.

Reports, Opinions, Appraisals and Negotiations

Item (a)-(b) under the subsection “Reports, Opinions, Appraisals and Negotiations” is hereby deleted in its entirety and replaced with the following:

(a)-(b)    Reports, Opinion or Appraisal; Preparer and Summary of the Report.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer”, “Item 4. The Solicitation or Recommendation— Summary of the Updated Financial Analysis of the Special Committee’s Financial Advisor”, “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and the information set forth in Exhibits (a)(5)(B), (a)(5)(H), (a)(5)(I) and (a)(5)(L) attached hereto is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects

Item (c) under the subsection “Item 7.  Purposes, Alternatives, Reasons and Effects” is hereby deleted in its entirety and replaced with the following:

(c)          Reasons.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee With Respect to the Increased Offer and the Special Committee’s Withdrawal of its Recommendation With Respect to the Offer” and “Item 4. The Solicitation or Recommendation— Summary of the Updated Financial Analysis of the Special Committee’s Financial Advisor” is incorporated herein by reference.

Item 8.  Fairness of the Transaction

Item (b) under the subsection “Item 8.  Fairness of the Transaction” is hereby deleted in its entirety and replaced with the following:

(b)         Factors Considered in Determining Fairness.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee With Respect to the Increased Offer and the Special Committee’s Withdrawal of its Recommendation With Respect to the Offer” and “Item 4. The Solicitation or Recommendation— Summary of the Updated Financial Analysis of the Special Committee’s Financial Advisor” and the information set forth in Exhibits (a)(5)(A), (a)(5)(G), (a)(5)(J) and (a)(5)(K) attached hereto is incorporated herein by reference.  The safe harbor provisions in Exhibit (a)(5)(G), (a)(5)(J) and (a)(5)(K) do not apply to any forward-looking statements the Company makes in connection with the Offer.

Item (d) under the subsection “Item 8.  Fairness of the Transaction” is hereby deleted in its entirety and replaced with the following:

(d)         Unaffiliated Representative.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation— Reasons for the Recommendation of the Special Committee With Respect to the Increased Offer and the Special Committee’s Withdrawal of its Recommendation With Respect to the Offer” is incorporated herein by reference.

Item (f) under the subsection “Item 8.  Fairness of the Transaction” is hereby deleted in its entirety and replaced with the following:

(f)           Other Offers.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation— Reasons for the Recommendation of the Special Committee With Respect to the Increased Offer and the Special

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Committee’s Withdrawal of its Recommendation With Respect to the Offer —Strategic Alternatives” is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations

Item (a)-(b) under the subsection “Item 9.  Reports, Opinions, Appraisals and Negotiations” is hereby deleted in its entirety and replaced with the following:

(a)-(b)    Reports, Opinion or Appraisal; Preparer and Summary of the Report.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer”, “Item 4. The Solicitation or Recommendation— Summary of the Updated Financial Analysis of the Special Committee’s Financial Advisor”, “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and the information set forth in Exhibits (a)(5)(B), (a)(5)(H), (a)(5)(I) and (a)(5)(L) attached hereto is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation

Item (e) under the subsection “Item 12.  The Solicitation or Recommendation” is hereby deleted in its entirety and replaced with the following:

(e)          Recommendations of Others.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Solicitation Recommendation” and “Item 4. The Solicitation or Recommendation— Reasons for the Recommendation of the Special Committee With Respect to the Increased Offer and the Special Committee’s Withdrawal of its Recommendation With Respect to the Offer”, and the information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent” is incorporated herein by reference.

Item 16.  Exhibits

Regulation M-A Items 1016(a) through (d), (f) and (g)

Item 16 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(R)	Tender Offer Statement (Amendment No. 6) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent and the Purchaser with the SEC on April 22, 2010).

(a)(2)(L)	Solicitation/Recommendation Statement (Amendment No. 8) on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by the Company with the SEC on April 23, 2010).

(a)(5)(K)	Management Projections 2010-2012 (February and April Update), provided by the Company to the Special Committee and its advisors on April 20, 2010.

(a)(5)(L)	Preliminary Presentation to the Special Committee by Lazard, dated April 2010.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SAUER-DANFOSS INC.

	By:	/s/ KENNETH D. MCCUSKEY
		Name:	Kenneth D. McCuskey
		Title:	Vice President and Chief Accounting Officer

Dated: April 23, 2010

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